SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                   (Rule 13D)
                             (Amendment No. 3) (1)

                   Under the Securities Exchange Act of 1934

                        D & K Healthcare Resources, Inc.
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                                (Name of Issuer)

                          Common Stock $0.01 PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232861104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ivan D. Meyerson
            Executive Vice President, General Counsel and Secretary
                              McKesson Corporation
                                One Post Street
                      San Francisco, California 94104-5296
                                 (415) 983-8300
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301
                                 (650) 470-4500

                                August 19, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

|---------|--------------------------------------------------------------------|
|1.       | Names of Reporting Persons. I.R.S. Identification Nos. of above    |
|         | persons (entities only)                                            |
|         |                                                                    |
|         | McKesson Corporation                                               |
|         | 94-3207296                                                         |
|---------|--------------------------------------------------------------------|
|2.       | Check the Appropriate Box if a Member of a Group (See Instructions)|
|         |                                                            (a)[ ]  |
|         |                                                            (b)[ ]  |
|---------|--------------------------------------------------------------------|
|3.       | SEC USE ONLY                                                       |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|4.       | Source of Funds (See Instructions)                                 |
|         |                                                                    |
|         | WC                                                                 |
|---------|--------------------------------------------------------------------|
|5.       | Check if Disclosure of Legal Proceedings Is Required Pursuant      |
|         | to Items 2(d) or 2(e)                                              |
|         |                                                               [  ] |
|---------|--------------------------------------------------------------------|
|6.       | Citizenship or Place of Organization                               |
|         |                                                                    |
|         | Delaware                                                           |
|---------|--------------------------------|-----------------------------------|
                                           | 7.      Sole Voting Power         |
                                           |                                   |
                                           |         13,604,924                |
Number of                                  | ----------------------------------|
Shares                                     | 8.      Shared Voting Power       |
Beneficially                               |                                   |
Owned by                                   |         256,996                   |
Each                                       | ----------------------------------|
Reporting                                  | 9.      Sole Dispositive Power    |
Person with                                |                                   |
                                           |          13,604,924               |
                                           | ----------------------------------|
                                           | 10.     Shared Dispositive Power  |
                                           |                                   |
                                           |          256,996                  |
---------|---------------------------------------------------------------------|
11.      | Aggregate Amount Beneficially Owned by Each Reporting Person        |
         |                                                                     |
         |  13,861,920                                                         |
---------|---------------------------------------------------------------------|
12.      | Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |
         | (See Instructions)                                                  |
         |                                                               [  ]  |
---------|---------------------------------------------------------------------|
13.      | Percent of Class Represented by Amount in Row (11)                  |
         |                                                                     |
         | 97.2% (1)                                                           |
---------|---------------------------------------------------------------------|
14.      | Type of Reporting Person (See Instructions)                         |
         |                                                                     |
         |  CO                                                                 |
---------|---------------------------------------------------------------------|


(1) Based on 14,260,856 shares of Common Stock issued and outstanding as of July 8, 2005, as reported in the Solicitation/Recommendation Statement of D & K Healthcare Resources, Inc., filed on July 22, 2005.

|---------|--------------------------------------------------------------------|
|1.       | Names of Reporting Persons. I.R.S. Identification Nos. of above    |
|         | persons (entities only)                                            |
|         |                                                                    |
|         | Spirit Acquisition Corporation                                     |
|---------|--------------------------------------------------------------------|
|2.       | Check the Appropriate Box if a Member of a Group (See Instructions)|
|         |                                                          (a) [ ]   |
|         |                                                          (b) [ ]   |
|---------|--------------------------------------------------------------------|
|3.       | SEC USE ONLY                                                       |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|4.       | Source of Funds (See Instructions)                                 |
|         |                                                                    |
|         | AF                                                                 |
|---------|--------------------------------------------------------------------|
|5.       | Check if Disclosure of Legal Proceedings Is Required Pursuant      |
|         | to Items 2(d) or 2(e)                                              |
|         |                                                               [  ] |
|---------|--------------------------------------------------------------------|
|6.       | Citizenship or Place of Organization                               |
|         |                                                                    |
|         | Delaware                                                           |
|---------|---------------------------------|----------------------------------|
|                                           | 7.      Sole Voting Power        |
|                                           |                                  |
|                                           |         13,604,924               |
|                                           | ---------------------------------|
|Number of                                  | 8.      Shared Voting Power      |
|Shares                                     |                                  |
|Beneficially                               |          256,996                 |
|Owned by                                   | ---------------------------------|
|Each                                       | 9.      Sole Dispositive Power   |
|Reporting                                  |                                  |
|Person with                                |         13,604,924               |
|                                           | ---------------------------------|
|                                           | 10.     Shared Dispositive Power |
|                                           |                                  |
|                                           |         256,996                  |
|---------|--------------------------------------------------------------------|
|11.      | Aggregate Amount Beneficially Owned by Each Reporting Person       |
|         |                                                                    |
|         | 13,861,920                                                         |
|---------|--------------------------------------------------------------------|
|12.      | Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |
|         | (See Instructions)                                                 |
|         |                                                               [  ] |
|---------|--------------------------------------------------------------------|
|13.      | Percent of Class Represented by Amount in Row (11)                 |
|         |                                                                    |
|         | 97.2% (1)                                                          |
|---------|--------------------------------------------------------------------|
|14.      | Type of Reporting Person (See Instructions)                        |
|         |                                                                    |
|         | CO                                                                 |
|---------|--------------------------------------------------------------------|

(1) Based on 14,260,856 shares of Common Stock issued and outstanding as of July 8, 2005, as reported in the Solicitation/Recommendation Statement of D & K Healthcare Resources, Inc., filed on July 22, 2005.

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is filed by McKesson Corporation ("McKesson") and Spirit Acquisition Corporation ("AcquisitionCo") to amend and supplement the statement on Schedule 13D filed on July 19, 2005, as amended by Amendment No. 1, filed on July 22, 2005, and Amendment No. 2, filed on August 21, 2005 (the "Amended Statement"). McKesson and Spirit are filing this Amendment No. 3 to update the information contained in the Amended Statement regarding the closing of the Offer. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a), (b) and (c) are hereby amended and restated to read in its entirety as follows:

         "(a) As of the date of this Amendment No. 3, McKesson and AcquisitionCo each beneficially own 13,861,920 shares of Common Stock of the Issuer, which represents approximately 97.2% of the shares of Common Stock of the Issuer as of July 8, 2005, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Issuer filed on July 22, 2005.

         (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act,
(i) McKesson and AcquisitionCo may be deemed to have sole voting power and sole dispositive power with respect to (and therefore beneficially own) 13,604,924 shares of Common Stock and (ii) McKesson and AcquisitionCo may be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 256,996 Shares by reason of the Stockholder Support Agreement. McKesson and the other persons named in Item 2 disclaim beneficial ownership of the shares of Common Stock described in clause (ii) above.

         Except as set forth in this Schedule 13D, to the knowledge of McKesson and AcquisitionCo, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) The Offer expired at 12:00 midnight, New York City time, on Thursday, August 18, 2005. Pursuant to the Offer, AcquisitionCo acquired 13,241,483 shares of Common Stock of the Issuer at a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes that were validly tendered at the expiration of the Offer. At the expiration of the Offer, an additional 424,785 shares of Common Stock of the Issuer had been tendered subject to guaranteed delivery. On each of August 19, 2005, August 22, 2005 and August 23, 2005, AcquisitionCo acquired 153,333, 176,282 and 33,826 shares of Common Stock of the Issuer that were tendered in the Offer subject to guaranteed delivery, respectively, at a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes. As of the date of this Amendment No. 3, 61,344 shares that were tendered in the Offer subject to guaranteed delivery were not delivered. Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by McKesson, AcquisitionCo or, to the knowledge of McKesson and AcquisitionCo, the other persons named in Item 2."

Item 7. Material to be Filed as Exhibits.

         Item 7 is hereby amended and supplemented by adding the following:

"Exhibit 4        Joint Filing Agreement, dated August 22, 2005, by and
                  between McKesson Corporation and Spirit Acquisition
                  Corporation."

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                      MCKESSON CORPORATION

                                      By:     /s/ Ivan D. Meyerson
                                          ------------------------------
                                           Name:  Ivan D. Meyerson
                                           Title: Executive Vice President,
                                                  General Counsel and
                                                  Secretary


                                      SPIRIT ACQUISITION CORPORATION

                                      By:     /s/ Nicholas A. Loiacono
                                          ------------------------------
                                           Name:  Nicholas A. Loiacono
                                           Title: Vice President and Treasurer






Dated: August 23, 2005